SOL STRATEGIES INC.

NOTICE OF CHANGE OF AUDITORS

TO:                      Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

AND TO:            Kingston Ross Pasnak LLP

Davidson & Company LLP

Sol Strategies Inc. (the "Corporation"), gives the following notice in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"):

1. At the request of the Corporation, Kingston Ross Pasnak LLP (the "Former Auditor") has resigned as auditor of the Corporation effective January 29, 2025.

2. On January 29, 2025, the Corporation appointed Davidson & Company LLP (the "Successor Auditor") to replace the Former Auditor as auditor of the Corporation.

3. The resignation of the Former Auditor and the appointment of the Successor Auditor were considered and approved by the Corporation's Audit Committee and Board of Directors.

4. The auditor's reports of the Former Auditor, on the financial statements of the Corporation for the fiscal years ended September 30, 2024 and September 30, 2023, respectively, and for any subsequent period ending prior to the date of resignation did not express a modified opinion.

5. In the opinion of the Corporation, no "reportable event" as defined in NI 51-102 has occurred.

6. The contents of this Notice and letters written by the Former Auditor addressed to the applicable Canadian securities regulatory authorities pursuant to Sections 4.11(5) and 4.11(6) of NI 51-102 have been reviewed by the Corporation's Audit Committee and the Board of Directors.

Dated February 12, 2025.

SOL STRATEGIES INC.

Per: "Doug Harris"

         Name: Doug Harris

         Title: Chief Financial Officer